Exhibit (a)(1)(D)

FORM OF COMMUNICATION FROM PAUL WOLFE TO ALL ELIGIBLE EMPLOYEES

From:	Paul Wolfe, GVP-Human Resources
Date:	May 3, 2010
Subject:	Stock Option Exchange Program

We are pleased to announce that we have commenced a stock option exchange program under which you will be given an opportunity to exchange certain stock options that are currently “underwater” for a lesser number of new stock options having an exercise price equal to the fair market value of our stock at the end of the exchange offer, subject to certain restrictions.

The program begins today, May 3, 2010, and is scheduled to expire on May 28, 2010. The complete terms and conditions of the program are described in a document called the “Offer to Exchange,” which was filed earlier today with the Securities and Exchange Commission and is attached to this email.

All stock options that you hold with an exercise price of $15.00 per share are eligible to be exchanged under this program. To participate in the exchange offer, you should review each of the following documents which are attached to this email:

•	the Offer to Exchange;

•	a blank Election Form and Notice of Withdrawal;

•	the form of Stock Option Award Agreement that would apply to your new stock option grant; and

•	the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated, effective June 2, 2009.

You will receive a separate email shortly containing an Election Form that will include the details of which of your outstanding stock options are eligible for exchange in this offer, as well as an illustration of how the number of new stock options you would receive will be calculated if you elect to participate in the exchange offer and properly tender your eligible stock options for exchange. Please review these materials carefully.

To participate in the exchange offer, you must submit an executed Election Form before the exchange offer expires at midnight, U.S. Central Daylight Time, on May 28, 2010. If you wish to withdraw or change your election, you must submit an executed Notice of Withdrawal prior to the expiration of the offer at the time and date stated above.

Please note that participation in the exchange offer is VOLUNTARY. We are not making any recommendation about whether you should or should not elect to participate or exchange your eligible stock options. You must make your own decision regarding participation in the exchange offer. You are urged to seek advice from your personal tax advisor.

If you have any questions or need additional copies of any of the above documents, please contact Paul Wolfe, GVP-Human Resources, at (312) 894-4850 or a member of the legal department. You may also obtain a copy of the Offer to Exchange and related documents on the SEC’s website at www.sec.gov.

YOU WILL HAVE UNTIL MIDNIGHT, U.S. CENTRAL DAYLIGHT TIME, ON MAY 28, 2010, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.

Thank you,
Paul Wolfe
GVP, Human Resources